Exhibit 99.3
    CRESCO LABS INC.

Form of Proxy - Annual General and Special Meeting to be held on July 10, 2024	Trader's Bank Building 702, 67 Yonge Street Toronto ON M5E 1J8

Appointment of Proxyholder I/We being the undersigned holder(s) of Cresco Labs Inc. hereby appoint Charles Bachtell or failing this person, Thomas Manning (the "Management Nominees")	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

s my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Cresco Labs Inc. (the "Corporation") to be held at web.lumiconnect.com/29062S777 on July 10, 2024, at 10:00 a.m. (Central Daylight Time), or at any adjournment thereof.

1. Number of Directors. To set the number of directors to be elected at the Meeting at eight (8), subject to permitted increases under the articles of the Corporation or otherwise	For	Withhold

2. Election of Directors.		For	Withhold			For	Withhold			For	Withhold
a.	Charles Bachtell			b.	Robert M. Sampson			c.	Gerald F. Corcoran
d.	Thomas J. Manning			e.	Randy D. Podolsky			f.	Marc Lustig
g.	Michele Roberts			h.	Tarik Brooks

3. Appointment of Auditors. To appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the remuneration thereof.
For	Withhold

4. Amended Long Term Incentive Plan. To consider and, if thought fit, to pass an ordinary resolution approving certain amendments to the Corporation’s Long-Term Incentive Plan and approving unallocated entitlements thereunder.
For	Withhold

5. Option Exchange Program. To approve the Corporation’s Option Exchange Program, as more particularly described in the accompanying management information circular of the Corporation.	For	Withhold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s):	Date
I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM / DD / YY
Interim Financial Statements - Check the box to the right if you would like to receive interim financial statements and accompanying Management's Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.

Annual Financial Statements - Check the box to the right if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR
PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:
This form of proxy is solicited by and on behalf of Management.
Proxies must be received by 10:00 a.m., Central Daylight Time, on
July 8, 2024.
Notes to Proxy
1.Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2.If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3.This proxy should be signed in the exact manner as the name appears on the proxy.
4.If this proxy is not dated, it will be deemed to bear the date on which it is mailed by
Management to the holder.
5.The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.    This proxy should be read in conjunction with the accompanying documentation provided by
Management.

To Vote Your Proxy Online please visit:
https://login.odysseytrust.com/pxlogin
You will require the CONTROL NUMBER printed with your address to the right.
You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 290-62S-777

For further information on the virtual AGM and how to attend it, please view the management information circular of the company. The Meeting Password will be:
"cresco2024" case sensetive.
If you vote by Internet, do not mail this proxy.
To request the receipt of future documents via email and/or to sign up for
Securityholder Online services, you may contact Odyssey Trust Company at
https://odysseytrust.com/ca-en/help/.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.